UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves Strategic Plan 2024-2028+

—

Rio de Janeiro, November 23, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved, at a meeting held today, the Strategic Plan for the five-year period 2024-2028 (SP 2024-28+), planning to invest US$ 102 billion over the next five years.

The first plan of this administration, the SP 2024-28+ aims to prepare Petrobras for the future and strengthen the company by initiating a process of integrating energy sources that is essential for a fair and responsible energy transition. In this context, the new Plan will be implemented with total attention to people, safety and respect for the environment, perpetuating value for future generations, with a focus on capital discipline and a commitment to keeping the company's indebtedness under control.

Oil and natural gas commodities will continue to be the main drivers of value, with economic and environmental resilience, financing the just transition. Profitable low-carbon investments will gain relevance for long-term value generation. Governance will be respected in all decision-making processes and project evaluations, guaranteeing sustainability and profitability, with more transparency.

CAPEX

The CAPEX forecast for the 2024-2028 period totals US$102 billion, 31% higher than the previous plan, with US$91 billion corresponding to projects under implementation (Portfolio under Implementation) and US$11 billion composed of projects under assessment (Portfolio under Evaluation), which are subject to additional financial feasibility studies before contracting and execution begin. When studies are completed and their economic viability is proven, these projects can migrate to the Portfolio under Implementation. The financial feasibility study for projects under evaluation is an additional item to the governance established for approving projects, which is maintained for both portfolios. This way of presenting the portfolio demonstrates a commitment to transparency and a further advance in the governance of project approval.

The increase in CAPEX is mainly associated with new projects, including potential acquisitions; assets that were in divestment and returned to the company's investment portfolio; and cost inflation, which impacted the entire supply chain.

CAPEX in the Exploration and Production (E&P) segment represents 72% of the total, followed by Refining, Transportation and Marketing (RTM) with 16%, Gas and Low Carbon Energies with 9% and Corporate with 3%.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Exploration & Production

E&P CAPEX for the 2024-2028 period totals US$ 73 billion, with around 67% allocated to the pre-salt, which has a major economic and environmental competitive advantage, with the production of better quality oil and lower emissions of greenhouse gases.

The E&P segment remains relevant to the company, with a strategic focus on profitable assets and investments compatible with a long-term vision aligned with the energy transition. At the same time, the company maintains significant deepwater revitalization projects (REVIT), as well as complementary projects, in order to increase recovery factors in mature fields.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

In terms of exploration, US$ 7.5 billion are planned for the five-year period, distributed as follows: (i) US$ 3.1 billion for exploration in the Equatorial Margin; (ii) US$ 3.1 billion for exploration in the Southeast Basins; and (iii) US$ 1.3 billion for other countries. This investment includes the drilling of around 50 wells in areas where the company has exploration rights in acquired blocks.

The E&P segment maintains the premise of double resilience (economic and environmental), and high economic value: with a portfolio that is viable in scenarios of low oil prices in the long term, including Brent with a prospective average break-even of US$25 per barrel, and with a carbon intensity commitment of up to 15 KgCO2e per barrel of oil equivalent by 2030.

Production of oil, NGL and natural gas

The production curve considers the entry of 14 new platforms (FPSOs) in the 2024-2028 period, 10 of which have already been contracted. A new generation of platforms is being built, more modern, more technological, more efficient and with lower emissions.

With this Plan, Petrobras aims to produce 3.2 million barrels of oil and gas equivalent per day in five years.

In line with the company's strategic focus, Exploration and Production activities are concentrated on profitable assets. Pre-salt production will represent 79% of the company's total at the end of the five-year period.

The projections for oil production, total production and commercial production of oil and natural gas for 2024 have been increased by approximately 100,000 bpd/boed compared to the previous plan, considering the good performance of the fields, the forecasts for ramp-ups and the entry of new wells.

In 2025 and 2026, oil production, total production and commercial production of oil and natural gas are around 100,000 bpd/boed, lower than projected in the previous plan. This difference is mainly due to current market conditions arising from the global context, where some production systems and complementary deepwater projects have had their schedules impacted. These fluctuations are part of the dynamics of the industry and are within the range of uncertainty disclosed in the last plan. For 2027, the projections for oil production and total and commercial production of oil and natural gas were maintained in relation to the previous plan. To monitor the Plan, a margin of variation of +-4% is considered.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Refining, Logistics and Commercialization

RTC's CAPEX totals US$ 17 billion for the 2024-2028 period. The segment continues to focus on better use of refining and logistics assets and higher energy efficiency, with the aim of expanding diesel production capacity and gradually increasing the supply of products for the low-carbon market. It is important to clarify that, in this SP 2024-28+, the forecast for Commercialization and Logistics CAPEX, disclosed in the previous plan, is now presented in aggregate form as Refining, Transportation and Commercialization (RTC) CAPEX, in line with the vision for this segment.

SP 2024-28+ foresees an increase in refinery processing capacity of 225 thousand barrels per day (bpd) and 10 ppm diesel production of more than 290 thousand bpd by 2029, supported by the entry of major projects such as RNEST's Train 2, revamps of current units and the implementation of new diesel treatment units (HDT) at REVAP, REGAP, REPLAN, RNEST and GASLUB.

One of the highlights of the new plan is the expansion of the Reftop Program to the entire refining facilities. Through this program, Petrobras has been achieving its efficiency and reliability targets, and aims to place its industrial park among the best in the world in terms of operational and energy efficiency by 2030.

In Biorefining, the company plans to invest US$ 1.5 billion. These investments will support the growth in R5 diesel production capacity, with 5% renewable content, at REPAR, RPBC, REDUC and REPLAN. It is also planned to install dedicated BioJetFuel and 100% renewable diesel plants at RPBC and GASLUB, which will be completed after 2028.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The Plan strengthens Petrobras in the Brazilian market by integrating the value chain from production, refining, logistics to the market. US$ 2.1 billion will be invested in initiatives to remove logistical bottlenecks. This includes expanding and adapting infrastructure, investing in terminals to optimize operations, expanding modes and improving efficiency and resilience. Among the projects is the construction of four handy-class ships, which will be operated by Transpetro, as well as studies for other vessels.

In the Petrochemicals segment, Petrobras plans to act in an integrated manner, maximizing synergies with its refining and oil and gas production facilities. Investments in petrochemicals are under study, considering both projects in current assets and acquisitions.

In this SP 2024-28+, Petrobras also marks its return to the fertilizer segment, with plans to resuming operations at ANSA and completing works at UFN 3.

Gas & Energy

CAPEX in the G&E area totaled US$ 3 billion in the five-year period. The segment is making progress in competitive and integrated operations in the gas and energy trade and in improving its portfolio, working towards the inclusion of renewable sources, in line with decarbonization actions.

One of Petrobras' priorities in this segment is to expand the infrastructure and portfolio of natural gas offers. Considering the investments in gas production and disposal in the E&P segment, the company plans to increase Petrobras' domestic gas supply by investing around US$ 7 billion over the next five years.

In 2024, Route 3 will come into operation with a processing plant with a capacity of 21 MMm³/day and a pipeline with a capacity of 18 MMm³/day. In 2028, the Raia Project gas pipeline (BM-C-33) will come into operation, with a capacity of 16 MMm³/day; and in 2029, the Sergipe Águas Profundas - SEAP project gas pipeline, with a capacity of 18 million m³/day.

Environmental, Social and Governance (ESG)

In the SP 2024-28+, Petrobras has, among its priorities, reducing its carbon footprint; protecting the environment; caring of people; and acting with integrity. Petrobras reaffirms its ambition of zero fatalities and zero leakages, in line with its commitment to life and the environment, which are non-negotiable values. The ESG focuses are materialized in the following commitments:

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

REDUCE CARBON FOOTPRINT

AMBITION: Neutralize emissions (scopes 1 and 2) in activities under Petrobras' control by 2050 and influence partners to achieve the same ambition in non-operated assets[1]

•     Total absolute operational emissions reduced by 30%[2] by 2030 (54.8 MM tons/year)

•     Zero routine flaring by 2030

•     Reinjection of 80 million tCO2 by 2025 in CCUS projects

•     GHG intensity in the E&P segment: Achieve portfolio intensity of 15 kgCO2e/CWT by 2025 maintained at 15 kgCO2e/CWT by 2030

•     GHG intensity in the Refining segment: Achieve intensity of 36 kgCO2e/CWT by 2025 and 30 kgCO2e/CWT by 2030

•       Reduction of methane emissions intensity in the upstream segment by 2025, reaching 0.25 t CH4/thousand tHC and 0.20 t CH4/thousand tHC by 2030

[1] Ambition refers to emissions in Brazil, where more than 97% of the company's operational emissions occur. For other emissions, we also aim to achieve neutrality within a timeframe compatible with the Paris Agreement, in line with local commitments and international organizations. [2]Reference year: 2015

PROTECT THE ENVIRONMENT

ENVIRONMENT: Zero leakage

• Reduction of 40%[3] in our fresh water withdrawal by 2030 (91 MM m3/year)

•       30%[3] reduction in the generation of solid process waste by 2030 (195,000 tons/year)

• Destination of 80% of solid process waste to RRR[4] routes by 2030

• Achieve biodiversity gains by 2030, with a focus on forests and oceans

• 100% of Petrobras facilities with biodiversity action plans by 2025

• Positive net impact on green areas by 2030

• 30% increase in biodiversity conservation efforts

[3]Reference Year: 2021 | [4]Reuse,recycling and recovery

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

CARING FOR PEOPLE

AMBITION: Zero fatalities

• Provide a return to society of at least 150% of the amount invested in voluntary socio-environmental projects[5] (by 2030)

• To be among the top three O&G companies in the Human Rights ranking by 2030[6]

• Diversity:

• Women in leadership: 25% by 2030

• Color and race in leadership: 25% by 2030

• Implement 100% of the commitments of the Mind in Focus Movement (UN Global Compact) by 2030

•       Achieve more than 50% of physically active employees (EFA) contributing to a healthier and more productive life by 2028

[5] Per project, measurable (3 years) | [6] in the Corporate Human Rights Benchmark (CHRB)

ACTING WITH INTEGRITY

AMBITION: To be a benchmark in ethics, integrity and transparency

• Promoting diversity in Petrobras' nominations for our participations:

• Achieve 30% women on the Board of Directors (BoD), Executive Board (EB) and Fiscal Council (FC) by 2026

• Increase the number of appointments of people of color to the BoD, ED and FC by 10% by 2030

• To conclude sexual violence investigations within an average of 60 days by 2024

• 100% of relevant suppliers trained in Integrity and/or Privacy by 2030

• Carry out Human Rights Due Diligence on 100% of our relevant suppliers by 2030

• Evaluate the expansion of ESG requirements in 100% of contracts in strategic categories

•       Establish that 70% of relevant suppliers have their emissions inventory (GHG) published

Petrobras will allocate up to US$ 11.5 billion to low carbon projects over the next five years, considering transversal investments in the various business segments. This includes initiatives and projects to decarbonize operations, as well as the maturing and development of businesses in the low carbon energy segment, with emphasis on biorefining; wind; solar; carbon capture, utilization and storage (CCUS) and hydrogen.

In this context, it is important to highlight the focus on profitable projects, prioritizing partnerships to reduce risk and share learning. With this new front, the company will also develop Brazil's regional competitive advantages.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

In the 24-28 average, low-carbon investment represents 11% of Petrobras' total investment, indicating progress in the company's current position in relation to its market peers. The forecast is that low-carbon investment will gradually gain ground in the company's portfolio over the period, reaching 16% by 2028.

Accompanying the great transformations in the world, especially in the energy, digital, social and environmental segments, Petrobras is going through a phase of changes and new perspectives, aiming to prepare for the energy transition and for a fair, inclusive low-carbon economy, with changes in energy use patterns, assessing and minimizing social impacts for all parties: its employees, communities and the entire supply chain.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Financiability

The main assumptions for financing the SP 2024-28+ are:

(i)	Brent and Real exchange rate
	2024	2025	2026	2027	2028
Brent (US$/bbl)	80	78	75	73	70
Real exchange rate (R$/US$)	5.05	5.04	5.03	4.98	4.90

(ii)	The reference cash flow defined in the strategic plan is US$8 billion;
(iii)	Solid balance sheet with debt of less than US$ 65 billion, with financial debt lower than leasing debt; and
(iv)	Dividends in accordance with the current Shareholder Remuneration Policy.

The company reiterates that investments should be financed primarily by operating cash flow, at levels equivalent to those of its peers, and preferably through partnerships that allow for the sharing of risks and expertise, and should seek a return on investment, a reduction in the cost of capital, and the strengthening of Petrobras as an integrated energy company, maximizing the company's value.

rwww.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer